SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 7, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X     Form 40-F
                                   ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  June 7, 2005                  By       Theresa Robinson
    -------------------                       ----------------

                                              Name: Mrs T Robinson
                                              Group Secretariat Co-ordinator

7 June 2005



Corus Group plc




Further Re Directors interests in shares


On 12 May 2005 Corus announced that, in connection with the Leveraged Equity Acquisition Plan ("LEAP"), Mr Philippe Varin had contributed an additional sum of (pound)50,000. At the same time, the Employee Trust which manages the LEAP purchased with funds provided by Mr Varin 114,138 ordinary shares of 10p in Corus Group plc on 11 May 2005 at a price of 43.50p per share. It was also stated that Mr Varin's shareholding was 1,248,150 following the notification.

The reported holding did not include other shares already held on behalf of Mr Varin by the Employee Trust under the LEAP and that reported holding is now amended to the following:


--------------------------------------------------------------------------------
Description                                                           Number
--------------------------------------------------------------------------------
Holding of Ordinary Shares                                            1,134,012
--------------------------------------------------------------------------------
Investment shares held under the Corus Group Leveraged Equity           635,454
Acquisition Plan
--------------------------------------------------------------------------------
Deferred bonus shares held under the Corus Group Leveraged Equity       539,352
Acquisition Plan
--------------------------------------------------------------------------------